UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Charge Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

159610104

(CUSIP Number)

Kenneth Orr

KORR Acquisitions Group, Inc.

Suite 305, 1400 Old Country Road

Westbury, NY 11590

(855) 567-7858

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 159610104

1	NAME OF REPORTING PERSON

KORR Value, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,394,593
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,394,593
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,394,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 159610104

1	NAME OF REPORTING PERSON

KORR Acquisitions Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,077,675
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,077,675
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,077,675
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 159610104

1	NAME OF REPORTING PERSON

Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		15,077,675
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,185,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

15,077,675
	10	SHARED DISPOSITIVE POWER

3,185,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,263,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 159610104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Charge Enterprises, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 125 Park Avenue, 25th Floor, New York, New York 10017.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	KORR Value, L.P. (“KORR Value”), with respect to the Shares directly beneficially owned by it;
(ii)	KORR Acquisitions Group, Inc. (“KORR Acquisitions”), as general partner of KORR Value; and
(iii)

Kenneth Orr, as Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, and with respect to the Shares held directly by his wife, Cori Orr (“Ms. Orr”) and the Shares held by Ms. Orr as custodian for Benjamin Orr under the New York Uniform Transfers to Minors Act (“NY UTMA”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of KORR Value, KORR Acquisitions, and Mr. Orr is 1400 Old Country Road, Suite 305, Westbury, New York 11590.

(c)       Each of the Reporting Persons is engaged in the business of investing. KORR Value’s principal business is investing in and holding securities. The principal business of KORR Acquisitions is serving as the general partner of KORR Value. The principal business of Kenneth Orr is serving as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions and the entities it owns and controls.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       KORR Value is organized under the laws of the State of Delaware. KORR Acquisitions is organized under the laws of the state of New York. Mr. Orr is a citizen of the United States of America.

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CUSIP No. 159610104

Item 3.	Source and Amount of Funds or other Consideration.

The aggregate purchase price of the 12,394,593 Shares directly held by KORR Value reported herein was approximately $359,443. Such Shares directly held by KORR Value were purchased with the working capital of KORR Value.

The aggregate purchase price of the 15,077,675 Shares directly held by KORR Acquisitions reported herein was approximately $15,078. Such Shares directly held by KORR Acquisitions were purchased with the working capital of KORR Acquisitions.

The aggregate purchase price of the 2,123,711 Shares directly held by Ms. Orr reported herein was approximately $2,1234. Such Shares directly held by Ms. Orr were purchased with the personal funds of Mr. and Ms. Orr.

The aggregate purchase price of the 1,061,887 Shares held by Ms. Orr as custodian for Benjamin Orr reported herein was approximately $1,061. Such Shares held by Ms. Orr as custodian for Benjamin Orr under the NY UTMA were purchased with the personal funds of Mr. and Ms. Orr.

On February 7, 2024, KORR Value acquired 3,000,000 Shares from a stockholder of the Issuer for gross proceeds of $300,000 (the “Private Purchase”).

Except as set forth herein, all Shares reported herein were purchased in open market transactions through brokers and such transactions may have been purchased through margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 13, 2024, the Reporting Persons submitted a books and records request (the “Demand Letter”) pursuant to Section 220 of the Delaware General Corporation Law in order to inspect books and records regarding, among other things, potential wrongdoing, mismanagement, conflicts of interest, corporate waste and breaches of fiduciary duties by certain members of the Issuer’s management team and members of the Issuer’s Board of Directors (the “Board”) in connection with (i) the Issuer’s prolonged dispute with Arena Investors LP (“Arena”) over certain debt agreements, (ii) certain allegations concerning the Issuer’s telecom business operations, and (iii) certain other allegations regarding the Issuer’s potentially conflicted and self-interested management.

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CUSIP No. 159610104

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based on 215,039,868 Shares of the Issuer outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2023.

As of the date of this Schedule 13D, KORR Acquisitions, as the general partner of KORR Value, may be deemed to exercise voting and investment power over the 12,394,593 Shares of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such Shares. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Mr. Orr may be deemed to exercise voting and investment power over the 12,394,593 Shares held directly by KORR Value and thus may be deemed to beneficially own such Shares. Further, as the husband of Ms. Orr, Mr. Orr may be deemed to exercise voting and investment power over the 2,123,711 Shares held directly by Ms. Orr and the 1,061,887 Shares held by Ms. Orr as custodian for Benjamin Orr under the NY UMTA and thus may be deemed to beneficially own such Shares.

(c)       Transactions by the Reporting Persons effected during the past 60 days, including the Private Purchase, are set forth in Schedule A below and such information is incorporated herein by reference.

(d)       The limited partners of KORR Value have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of KORR Value in accordance with their respective limited partnership interests.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 16, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

7

CUSIP No. 159610104

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement between KORR Value, L.P., KORR Acquisitions Group, Inc., and Kenneth Orr, dated February 16, 2024.

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CUSIP No. 159610104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

/s/ Kenneth Orr
Kenneth Orr

9

CUSIP No. 159610104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KORR VALUE, LP

Sale of Common Stock	(700,000)	0.1413	02/05/2024
Sale of Common Stock	(550,000)	0.1379	02/06/2024
Sale of Common Stock	(300,000)	0.1350	02/06/2024
Acquisition of Common Stock	3,000,000	0.1000	02/07/2024
Sale of Common Stock	(49,430)	0.1327	02/07/2024
Sale of Common Stock	(33,145)	0.1257	02/08/2024
Sale of Common Stock	(367,425)	0.1001	02/09/2024
Sale of Common Stock	(1,132,575)	0.1090	02/09/2024